GLOBAL CLEAN ENERGY HOLDINGS, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Global Clean Energy Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the “DGCL”), does hereby certify as follows:

FIRST: Article FOURTH of the Corporation’s Certificate of Incorporation, filed with the Secretary of State of Delaware on July 13, 2010, shall be amended to add the following paragraph to Article FOURTH:

“Effective as of 8:00 a.m. Eastern time, on March 26, 2021 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split and all certificates that otherwise would represent fractional shares shall be rounded up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of March 24, 2021.

Global Clean Energy Holdings, Inc.

By: /s/RICHARD PALMER_______________ Name: Richard Palmer
Title: President and Chief Executive Officer